CONSENT OF ERIC KALLIO

The undersigned hereby consents to: (i) the inclusion of the information related to the mineral resource estimates for Kirkland Lake Gold Ltd.’s (the “Company”) Macassa mine complex located in northeastern Ontario contained in the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the technical contents related to the Company’s mines in the Company’s Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018 (the “MD&A”) being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A and the 40-F.

signed “Eric Kallio”
Eric Kallio, P.Geo.

Date: March 30, 2020